                                                                       EXHIBIT A

MADGE NETWORKS N.V.                                                 [MADGE LOGO]
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+44) 1753 661 000
Fax:   (+44) 1753 661 011



                               MADGE NETWORKS N.V.
                       REPORTS THIRD QUARTER 2001 RESULTS

Amsterdam, The Netherlands (October 31, 2001) - Madge Networks N.V. (NASDAQ NM:
MADGF), a global supplier of advanced networking product solutions, today announced results for its third fiscal quarter ended September 30, 2001.(1)

Madge Networks group revenues for the third quarter were US$14.1 million, compared to third quarter 2000 revenues of $29.0 million.

Group net income for the quarter was $4.9 million, or $0.09 per share, compared to a net loss of $(21.7) million, or $(0.46) per share, for the third quarter of 2000. Group net income for the 2001 quarter includes special gains of $3.8 million.

For the nine months ended September 30, 2001 group net income was $16.3 million, or $0.30 per share, compared to a net loss of $(59.7) million, or $(1.35) per share for the nine months ended September 30, 2000. The group net income for 2001 year to date included special gains, which include the gain on sale of investment in Red-M, of $13.1 million.

Pro forma revenues from continuing operations(2) for the third quarter of 2001 were $14.1 million, compared to revenues from continuing operations for the third quarter of 2000 of $24.9 million.

Pro forma net income from continuing operations for the third quarter of 2001 was $4.9 million, or $0.09 per share, compared to a net loss from continuing operations of $(1.5) million, or $(0.03) per share, for the third quarter of 2000. Excluding special gains of $3.8

--------
1 For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

2 The continuing operations represent the pro forma group results, which include Madge.connect (excluding Novations and Video Networking, both discontinued lines of business), Madge Corporate and Red-M.

million, pro forma net income from continuing operations for third quarter of 2001 was $1.1 million, or $0.02 per share. The special gains related to release of tax provisions relating to the sale of the Company's Lannet subsidiary completed in 1998.

For the nine months ended September 30, 2001 pro forma net income from continuing operations was $18.7 million, or $0.35 per share, compared to a net loss from continuing operations of $(6.2) million, or $(0.14) per share for the nine months ended September 30, 2000. The pro forma net income for 2001 year to date included special gains, which include the gain on sale of investment in Red-M, of $13.1 million.

Earnings from pro forma continuing operations before interest, taxes, depreciation, amortization (EBITDA) and excluding special gains for the third quarter of 2001 were $3.7 million, compared to $2.4 million for the same period in 2000.

The pro forma continuing operations exclude the results of Madge.web, Novations and Video Networking. As previously announced the Madge.web line of business has been discontinued and in accordance with U.S. generally accepted accounting principles must be presented as a discontinued operation. The Novations line of business was discontinued with Madge.web, and the Video Networking line of business was sold by Madge.connect in the third quarter of 2000.

The Red-M group, since April 12, 2001 when it secured external funding, is accounted for in the consolidated results of Madge Networks as an associate company under equity accounting principles. The Company's share of cumulative losses had reduced the value of Red-M in the Company's balance sheet to zero as at June 30, 2001 and the Company have therefore not recorded any loss from Red-M for the third quarter.

During the third quarter Madge Networks saw an improvement in the available cash position. The Company ended the third quarter with $15.0 million in cash, of which $7.9 million was available. Management remains very focused on increasing the level of available cash. Positive progress has also been made in mitigating the Company's exposure to the Madge.web liabilities. While exposure to these liabilities could still materially impact liquidity and the timing and amount of funds expected to be returned by the administrators has not yet been determined, some of the uncertainty surrounding the financial outcome of the Madge.web administration has been removed.

"In a quarter of difficult economic and market conditions, including the effects of the unfortunate events of September 11, 2001, we are pleased that we have delivered positive earnings from our continuing operations," said Martin Malina, CEO, Madge Networks. "Through tight asset management we have improved our available cash position and made progress on the Madge.web liabilities. In the coming months we will be focused on maximizing our revenues, continuing to streamline our cost base and improving our liquidity. Our business development work is identifying new business opportunities and our 2002 financial year should include the first results of these new activities."

                                                                            Ends


CONFERENCE CALL

Investors will have the opportunity to listen to management's discussion of its third quarter 2001 results in a conference call to be held on Thursday, November 1, 2001 at 8:30 a.m. (Eastern Time) over the Internet. To listen to the live call please go to our web site, www.madge.com, at least fifteen minutes early to register, download, and install any necessary audio software. A replay of the conference call will be available on November 1, 2001 by dialing 800-633-8284 (858-812-6440 for international callers), reservation #19897733, or by visiting our web site.

ABOUT MADGE NETWORKS N.V.

Madge Networks N.V. (NASDAQ NM: MADGF), through its Madge.connect subsidiary, is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks also has an associate company, Red-M(TM), a leading supplier of wireless networking product solutions. The Company's main business centers are located in Wexham Springs, United Kingdom and Milpitas, California. Information about Madge's complete range of products and services can be accessed at www.madge.com.

PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the risk that there will be a continuing downturn in the economy, the probability that Madge will not be repaid the full funding that it provided to the administrators, that the Company's exposure to Madge.web liabilities could still materially impact the Company's liquidity and the impact on the financial position of Madge Networks resulting from these and other factors, including the ability of Madge to secure additional funds upon acceptable terms). Forward-looking statements in this press release include statements that refer to the exposure of the Company to Madge.web liabilities which could still materially impact liquidity, the fact that the timing and amount of funds expected to be returned by the administrators has not yet been determined, that some of the uncertainty surrounding the financial outcome of the Madge.web administration has been removed, that in the coming months the Company will be focused on maximizing revenues, continuing to streamline our cost base and improving liquidity and that the 2002 financial year should include the first results of the Company's new activities and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.

Madge, the Madge logo, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies. Other trademarks appearing in this release are those of their respective owners.


CONTACT: MADGE NETWORKS, WEXHAM SPRINGS, UNITED KINGDOM

Investor Relations
Rhonda Hainsworth, Investor Relations Manager
MADGE NETWORKS N.V.
UK tel: +44 1753 661 609 or US tel: +1 212 709 1007

                               Madge Networks N.V.
                    Condensed Consolidated Balance Sheets(2)
                                 (In thousands)

                                                           SEPT. 30,      DEC. 31,
                                                             2001           2000
                                                         (Unaudited)
                                                         -----------     -----------
 ASSETS
 Current assets:
 Cash, cash equivalents, and short-term investments(3)   $  14,965        $  28,345
 Accounts receivable, net                                    4,312           12,220
 Inventories                                                 6,398            7,571
 Prepaid expenses and other current assets                   8,400           15,209
 Current assets of discontinued operations                     490           13,276
                                                         ---------        ---------
 Total current assets                                       34,565           76,621

 Property and equipment, net                                 9,593           12,167
 Intangible assets, net                                      5,253           11,343
 Investments of discontinued operations                      2,000            2,000
 Fixed assets of discontinued operations                     2,208            2,208
                                                         ---------        ---------

 Total assets                                            $  53,619        $ 104,339
                                                         =========        =========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
 Accounts payable and accrued liabilities                $  29,596        $  48,877
 Income taxes payable                                        7,892           11,593
 Short-term borrowings                                       3,364               --
 Short-term obligations                                        700              629
 Current liabilities of discontinued operations             20,063           64,900
                                                         ---------        ---------
 Total current liabilities                                  61,615          125,999
 Long-term obligations                                       1,175            1,700
                                                         ---------        ---------
 Total liabilities                                          62,790          127,699

 Shareholders' deficit                                      (9,171)         (23,360)
                                                         ---------        ---------
 Total liabilities and shareholders' deficit             $  53,619        $ 104,339
                                                         =========        =========

--------
2 The condensed consolidated balance sheet includes Madge.connect, Madge Corporate and our investment in Red-M, our associate company. Madge.web is now accounted for as a discontinued operation.

3 Cash includes a balance of $7.1M at September 30, 2001 and $9.9M at December 31, 2000 that had restricted use.

                               Madge Networks N.V.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (In thousands)


                                                                      GROUP RESULTS(4)
                                                          THREE MONTHS ENDED      NINE MONTHS ENDED
                                                             SEPTEMBER 30,          SEPTEMBER 30,
                                                           2001        2000        2001        2000
                                                         --------    --------    --------    --------
CONTINUING OPERATIONS
Net sales                                                $ 14,076    $ 29,024    $ 58,253    $ 99,378
Cost of sales                                               6,463      16,127      27,429      53,236
                                                         --------    --------    --------    --------
Gross profit                                                7,613      12,897      30,824      46,142
Operating expenses:
Sales & marketing                                           3,688       7,449      14,335      30,668
Research & development                                        300       3,575       3,332      13,115
General and administrative                                  2,396       2,975       6,624       7,405
Special charge (gain)                                      (3,763)        882      (5,112)        882
                                                         --------    --------    --------    --------
Total operating expenses                                    2,621      14,881      19,179      52,070
                                                         --------    --------    --------    --------
Income (loss) from continuing operations                    4,992      (1,984)     11,645      (5,928)
Net interest income (expense)                                 (18)       (319)      1,598        (800)
Gain on sale of investment in Red-M                            --          --       7,997          --
                                                         --------    --------    --------    --------
Income (loss) from continuing operations before
tax and share of associate loss                             4,974      (2,303)     21,240      (6,728)
Income tax provision                                           37          13         932         378
                                                         --------    --------    --------    --------
Income (loss) from continuing operations before
share of associate loss                                     4,937      (2,316)     20,308      (7,106)
Associate loss                                                 --          --      (1,499)         --
                                                         --------    --------    --------    --------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS                4,937      (2,316)     18,809      (7,106)
                                                         ========    ========    ========    ========

DISCONTINUED OPERATIONS
Loss from discontinued operations                              --     (19,342)     (2,508)    (52,599)
                                                         --------    --------    --------    --------
TOTAL NET INCOME (LOSS) FROM OPERATIONS                  $  4,937    $(21,658)   $ 16,301    $(59,705)
                                                         ========    ========    ========    ========

Net income (loss) per share from continuing operations
Basic and diluted                                        $   0.09    $  (0.05)   $   0.35    $  (0.16)

Net loss per share from discontinued operations
Basic and diluted                                              --    $  (0.41)   $  (0.05)   $  (1.19)

Total net income (loss) per share
Basic and diluted                                        $   0.09    $  (0.46)   $   0.30    $  (1.35)

Weighted Average Shares Outstanding
Basic and diluted                                          54,038      46,832      54,012      44,297

--------
4 The group results include Madge.connect, Madge Corporate, Red-M. Madge.web is now accounted for as a discontinued operation.

                               Madge Networks N.V.
      Pro Forma Condensed Consolidated Statements of Continuing Operations
                                   (Unaudited)
                                 (In thousands)


                                                                                           PRO FORMA
                                                                                    GROUP RESULTS(5)
                                                          THREE MONTHS ENDED       NINE MONTHS ENDED
                                                             SEPTEMBER 30,           SEPTEMBER 30,
                                                           2001        2000        2001        2000
                                                         --------    --------    --------    --------
CONTINUING OPERATIONS
Net sales                                                $ 14,076    $ 24,944    $ 56,823    $ 86,276
Cost of sales                                               6,463      13,130      26,148      44,373
                                                         --------    --------    --------    --------
Gross profit                                                7,613      11,814      30,675      41,903
Operating expenses:
Sales & marketing                                           3,688       7,137      14,335      29,493
Research & development                                        300       2,999       3,332      10,231
General and administrative                                  2,396       2,863       6,624       7,205
Special gain                                               (3,763)         --      (5,112)         --
                                                         --------    --------    --------    --------
Total operating expenses                                    2,621      12,999      19,179      46,929
                                                         --------    --------    --------    --------
Income (loss) from continuing operations                    4,992      (1,185)     11,496      (5,026)
Net interest  income (expense)                                (18)       (319)      1,598        (800)
Gain on sale of investment in Red-M                            --          --       7,997          --
                                                         --------    --------    --------    --------
Income (loss) from continuing operations before
tax and share of associate loss                             4,974      (1,504)     21,091      (5,826)
Income tax provision                                           37          13         932         378
                                                         --------    --------    --------    --------
Income (loss) from continuing operations before
share of associate loss                                     4,937      (1,517)     20,159      (6,204)
Associate loss                                                 --          --      (1,499)         --
                                                         --------    --------    --------    --------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS             $  4,937    $ (1,517)   $ 18,660    $ (6,204)
                                                         ========    ========    ========    ========

Net income (loss) per share from continuing operations
Basic and diluted                                        $   0.09    $  (0.03)   $   0.35    $  (0.14)

Weighted Average Shares Outstanding
Basic and diluted                                          54,038      46,832      54,012      44,297


--------
5 The pro forma continuing group results include Madge.connect (excluding Novations and Video Networking, both discontinued lines of business), Madge Corporate and Red-M.